Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 27, 2025, with respect to the consolidated financial statements of Xenon Pharmaceuticals Inc. (the Entity) which comprise the consolidated balance sheets as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes, and our report dated February 27, 2025 on the effectiveness of internal control over financial reporting as of December 31, 2024, which are incorporated herein by reference.

/s/ KPMG LLP

Chartered Professional Accountants

December 1, 2025

Vancouver, Canada